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Exhibit (a)(5)(J)

OfficeMax Incorporated 150 East Pierce Road Itasca, IL 60143-1594

News Release

Media Contact Bill Bonner 630 438 8584	Investor Relations Contact John Jennings 630 438 8760

For Immediate Release: May 16, 2005

OFFICEMAX ANNOUNCES FINAL RESULTS OF TENDER OFFER TO PURCHASE STOCK

        Itasca, Ill.—OfficeMax® Incorporated (NYSE: OMX), a leader in office products and services, today announced the final results of its modified "Dutch Auction" tender offer to purchase up to 23,500,000 shares of the company's common stock. The tender offer expired at 12:00 midnight, New York City time, on Monday, May 9, 2005.

        Based on the final count by the depositary for the tender offer, 23,662,372 shares of common stock were properly tendered and not withdrawn at a price at or below $33.00 per share. The Company has accepted for purchase and will promptly pay for 23,500,000 of these shares at a purchase price of $33.00 per share. The final proration factor for the tender offer is approximately 99.397% after giving effect to conditional and odd lot tenders. Odd lot shares properly tendered at or below the $33.00 purchase price will not be subject to proration. The depositary for the tender offer, Wells Fargo Shareowner Services, will promptly pay for the shares accepted for purchase and return all other shares tendered and not accepted for purchase. Immediately after consummation of the tender offer, approximately 70,698,713 shares of OfficeMax common stock will be issued and outstanding.

        Investor questions concerning the tender offer may be directed to the information agent, D.F. King & Co., Inc. at (800) 347-4750, or the dealer manager, Goldman, Sachs & Co. at (800) 323-5678.

About OfficeMax® Incorporated

        OfficeMax is a leader in both business-to-business and retail office products distribution. The company provides office supplies, and paper, print and document services, technology products and solutions, and furniture to large, medium, and small businesses and consumers. OfficeMax customers are served by more than 41,000 associates through direct sales, catalogs, the Internet, and 935 superstores.

Forward-Looking Statements

        Certain statements made in this press release and other written or oral statements made by or on behalf of the Company may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as management's expectations, beliefs, intentions, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. Management believes that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding the Company which may cause results to differ from expectations are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, including under the caption "Cautionary and Forward-Looking Statements", and in other filings with the SEC.

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  Exhibit (a)(5)(J)